Exhibit 12.1

Seagate Technology and Its Predecessor

Computation of Ratio of Earnings to Fixed Charges

(In millions, except for ratio of earnings to fixed charges)

	Predecessor					Seagate Technology
	Fiscal Year Ended				July 1, 2000 to Nov. 22, 2000	Nov. 23 2000 to June 29, 2001	Fiscal Year Ended June 28, 2002		Fiscal Year Ended June 27, 2003
	July 2, 1999		June 30, 2000
Earnings:
Income (loss) before income taxes	$275		$641		$(618)	$(101)	$239		$660
Add back fixed charges:
Interest expense	48		52		24	54	69		47
Amortization of debt discount and debt issuance costs	—		—		—	5	8		3
Interest portion of rent expense	16		12		4	5	7		7

Adjusted earnings	$339		$705		$(590)	$(37)	$323		$717
Total fixed charges	$64		$64		$28	$64	$84		$57
Ratio of earnings to fixed charges	5.3	x	11.0	x			3.8	x	12.6	x
Deficiency of earnings to fixed charges					$(590)	$(37)